UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Fourth Quarter Results 2024

Azul Reports Record Results and EBITDA Over R$6.0 billion in 2024

São Paulo, February 24, 2025 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the fourth quarter of 2024 (“4Q24”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪  4Q24 EBITDA reached an all-time record at R$1,950.5 million, increasing 33.0% year over year and 18.0% quarter over quarter. EBITDA margin in 4Q24 was 35.2%, one of the highest in the world and 6.0 percentage points higher than in 4Q23.

▪  For the full year 2024, EBITDA reached an all-time record of R$6.0 billion. EBITDA adjusted for non-recurring items reached R$6.1 billion and a margin of 31.1%, above guidance and market consensus.

▪  Operating income increased 40.2% year over year to a record R$1,238.6 million, representing a margin of 22.3%. For the year, operating income reached R$3.5 billion, an increase of R$607.8 million versus 2023.

▪  In 4Q24, operating revenue reached an all-time record at R$5.5 billion, increasing 10.2% year over year and 8.1% quarter over quarter, mainly driven by a healthy demand environment, robust revenues from our business units, and an increase in capacity.

▪  Unit revenue (RASK) was robust at R$44.98 cents in 4Q24, even with capacity growing 11.0% year over year. Another contributing factor to our healthy revenues and margins is the growth in our business units, which in 4Q24 accounted for 23% of RASK and 24% of EBITDA, at more than R$450 million.

▪  Passenger traffic (RPK) during the quarter increased 16.9%, outpacing capacity and resulting in a strong load factor of 84.2%, 4.2 percentage points higher than in 4Q23. For the full year 2024, capacity increased 5.2%, slightly below our guidance.

4Q24 Highlights¹	4Q24	4Q23	Change	2024	2023	Change
Total operating revenue (R$ million)	5,545.5	5,030.4	10.2%	19,526.2	18,694.6	4.4%
Operating income (R$ million)	1,238.6	883.2	355.4	3,507.7	2,899.9	607.8
Operating margin (%)	22.3%	17.6%	+4.8 p.p.	18.0%	15.5%	+2.5 p.p.
EBITDA (R$ million)	1,950.5	1,467.1	483.5	6,071.7	5,214.2	857.5
EBITDA margin (%)	35.2%	29.2%	+6.0 p.p.	31.1%	27.9%	+3.2 p.p.
ASK (million)	12,330	11,105	11.0%	46,292	44,006	5.2%
RASK (R$ cents)	44.98	45.30	-0.7%	42.18	42.48	-0.7%
PRASK (R$ cents)	41.72	42.01	-0.7%	39.15	39.46	-0.8%
Yield (R$ cents)	49.54	52.51	-5.6%	47.97	49.05	-2.2%
CASK (R$ cents)	34.93	37.35	-6.5%	34.60	35.89	-3.6%
Fuel cost per liter (R$)	3.87	4.66	-17.0%	4.21	4.56	-7.6%

¹Operating results were adjusted for non-recurring items.

▪	CASK in 4Q24 was R$34.93 cents, a reduction of 6.5% compared to 4Q23, mainly driven by the 17.0% reduction in fuel prices, cost reduction initiatives and productivity, in addition to the higher number of next-generation aircraft in our fleet, partially offset by the 17.8% average depreciation of the Brazilian real against the US dollar and 4.8% inflation over the last 12 months. In 4Q24, productivity measured in ASKs per FTE increased 10.2% and fuel consumption per ASK dropped 2.3% in 4Q24 versus 4Q23.
▪	Immediate liquidity was R$3.1 billion, 22.5% higher compared to 3Q24, representing 15.7% of the last twelve months’ revenues. In the quarter, we continued to deleverage and paid down over R$1.5 billion in current and deferred leases and debt amortizations, with almost R$1.0 billion of cash generated by operating activities.

1

Fourth Quarter Results 2024

Management Comments

I would like to start by thanking our crewmembers for all their hard work throughout 2024. The combination of a weakening Brazilian real, the floods in Rio Grande do Sul state, significant OEM and supply chain issues, and higher-than-expected fuel prices made for a very challenging year, and once again our strong culture proved as essential and unique as ever.

Through our collective efforts, we achieved our full-year guidance by delivering a record EBITDA of more than R$6.0 billion for the year. For the quarter, we delivered an all-time record EBIT of R$1.2 billion and an all-time record EBITDA of R$2.0 billion, with a margin of 35%, one of the highest in the world, 6.0 percentage points higher year over year even with the average exchange rate 18% higher. Once again, we clearly demonstrated our ability to continue increasing margins despite higher currency.

We also delivered an all-time record revenue of R$5.5 billion, an increase of 10% over the same period last year, mainly driven by a healthy demand environment, robust revenues from our business units, and an increase in capacity. Passenger demand during the quarter grew 17% year over year, outpacing capacity and leading to a strong load factor of 84.2%, while RASK remained strong at an impressive R$45 cents.

Another important factor contributing to our healthy revenues and margins is our growth beyond the metal, i.e. in our diversified business units. In 4Q24, they accounted for 23% of RASK and 24% of EBITDA, at more than R$450 million. In 2024 our loyalty program Azul Fidelidade had a 27% increase in gross billings compared to 2023, totaling more than 18 million members at the end of the year. We also saw continued strong demand for Azul’s cobranded credit card. Our vacations business Azul Viagens grew 63% in gross bookings in 2024 and represented almost 8% of our total ASKs in 4Q24. Our logistics business Azul Cargo remained resilient, with revenue growing 10% quarter over quarter with continued recovery in international markets, where revenues in 4Q24 increased a remarkable 54% year over year.

We have effectively managed our costs, with a 6.5% decrease in CASK in 4Q24 compared to 4Q23, mainly driven by the 17% reduction in fuel prices and our cost reduction initiatives and productivity gains, which offset 18% year-over-year depreciation of the currency and almost 5% inflation over the last 12 months. Productivity measured in ASKs per FTE also increased and is now 10% higher than in 4Q23.

Immediate liquidity increased 22.5% to R$3.1 billion, representing 16% of the last twelve months’ revenues. Additionally, in January we announced the successful conclusion of our agreements with bondholders, lessors and OEMs, and the closing of the previously announced offering of US$525 million in Superpriority Notes due 2030. This comprehensive balance sheet restructuring included a broad financing plan, focused on improving liquidity and cash generation, and reducing leverage, with more than US$1.6 billion in debt being extinguished from the balance sheet, and improving our cash generation up to US$200 million per year.

By achieving these results, we have strengthened our balance sheet, and we can now turn our attention to executing our margin expansion plan and generating positive free cash flow, as we continue to add larger, next-generation aircraft to our fleet. These aircraft are more fuel-efficient, resulting in lower unit costs and improving revenue across our network.

The year's results demonstrate the strength and uniqueness of our business model, overcoming numerous challenges that were outside of our control. Now that 2024 is behind us, I could not be more confident in our ability to build a better Azul with sustainable long-term competitive advantages.

Finally, I would like to thank our stakeholders for all the support they have given us, once again showing their confidence in Azul and our team. Our best years are ahead of us.

John Rodgerson, CEO of Azul S.A.

2

Fourth Quarter Results 2024

Consolidated Financial Results

The following income statement and operating data should be read in conjunction with the quarterly results comments presented below:

Income statement (R$ million)¹	4Q24	4Q23	% Δ	2024	2023	% ∆
Operating Revenue
Passenger revenue	5,144.3	4,665.3	10.3%	18,123.1	17,362.9	4.4%
Cargo revenue and other	401.2	365.1	9.9%	1,403.1	1,331.7	5.4%
Total operating revenue	5,545.5	5,030.4	10.2%	19,526.2	18,694.6	4.4%
Operating Expenses
Aircraft fuel	(1,362.7)	(1,513.0)	-9.9%	(5,583.5)	(5,890.5)	-5.2%
Salaries and benefits	(744.4)	(679.8)	9.5%	(2,722.9)	(2,397.3)	13.6%
Depreciation and amortization	(711.9)	(583.9)	21.9%	(2,564.0)	(2,314.3)	10.8%
Airport fees	(305.9)	(273.4)	11.9%	(1,074.8)	(1,056.9)	1.7%
Traffic and customer servicing	(235.9)	(212.6)	10.9%	(872.5)	(807.6)	8.0%
Sales and marketing	(255.6)	(220.1)	16.1%	(889.2)	(779.3)	14.1%
Maintenance and repairs	(228.7)	(172.1)	32.8%	(789.2)	(686.2)	15.0%
Other	(461.7)	(492.2)	-6.2%	(1,522.4)	(1,862.7)	-18.3%
Total Operating Expenses	(4,306.9)	(4,147.2)	3.8%	(16,018.5)	(15,794.7)	1.4%
Operating Result	1,238.6	883.2	40.2%	3,507.7	2,899.9	21.0%
Operating margin	22.3%	17.6%	+4.8 p.p.	18.0%	15.5%	+2.5 p.p.
EBITDA	1,950.5	1,467.1	33.0%	6,071.7	5,214.2	16.4%
EBITDA margin	35.2%	29.2%	+6.0 p.p.	31.1%	27.9%	+3.2 p.p.
Financial Result
Financial income	86.6	76.3	13.6%	239.1	220.1	8.6%
Financial expenses²	(1,212.6)	(1,207.3)	0.4%	(4,741.2)	(5,363.5)	-11.6%
Derivative financial instruments, net²	1.5	(134.1)	n.a.	(119.3)	19.9	n.a.
Foreign currency exchange, net	(4,065.1)	824.8	n.a.	(7,160.1)	1,562.8	n.a.
Result Before Income Taxes	(3,950.9)	442.9	n.a.	(8,273.8)	(660.8)	1152.1%
Income tax and social contribution	0.3	-	n.a.	(0.7)	-	n.a.
Deferred income tax and social contribution	-	(39.5)	n.a.	39.5	(39.5)	n.a.
Net Result²	(3,950.7)	403.3	n.a.	(8,235.0)	(700.3)	1075.9%
Net margin	-71.2%	8.0%	n.a.	-42.2%	-3.7%	-38.4 p.p.
Adjusted Net Result² ³	62.4	(270.6)	n.a.	(1,057.4)	(2,421.0)	-56.3%
Adjusted net margin² ³	1.1%	-5.4%	n.a.	-5.4%	-13.0%	+7.5 p.p.
Shares outstanding⁴	347.7	347.7	0.0%	347.7	347.5	0.0%
EPS	(11.36)	1.16	n.a.	(23.69)	(2.02)	1075.4%
EPS (US$)	(1.94)	0.23	n.a.	(4.40)	(0.40)	990.1%
EPADR (US$)	(5.83)	0.70	n.a.	(13.19)	(1.21)	990.1%
Adjusted EPS³	0.18	(0.78)	n.a.	(3.04)	(6.97)	-56.3%
Adjusted EPS³ (US$)	0.03	(0.16)	n.a.	(0.56)	(1.39)	-59.5%
Adjusted EPADR³ (US$)	0.09	(0.47)	n.a.	(1.69)	(4.18)	-59.5%

¹Operating results were adjusted for non-recurring items.

²Excludes conversion rights related to convertible debentures.

³Adjusted for unrealized derivative results and foreign currency. One ADR equals three preferred shares (PNs).

⁴Shares outstanding do not include dilution related to convertible and equity instruments.

3

Fourth Quarter Results 2024

Operating Data¹	4Q24	4Q23	% Δ	2024	2023	% ∆
ASK (million)	12,330	11,105	11.0%	46,292	44,006	5.2%
Domestic	9,805	8,657	13.3%	37,177	34,367	8.2%
International	2,525	2,448	3.1%	9,115	9,639	-5.4%
RPK (million)	10,383	8,885	16.9%	37,778	35,399	6.7%
Domestic	8,189	6,812	20.2%	29,920	27,180	10.1%
International	2,195	2,073	5.9%	7,858	8,219	-4.4%
Load factor (%)	84.2%	80.0%	+4.2 p.p.	81.6%	80.4%	+1.2 p.p.
Domestic	83.5%	78.7%	+4.8 p.p.	80.5%	79.1%	+1.4 p.p.
International	86.9%	84.7%	+2.2 p.p.	86.2%	85.3%	+0.9 p.p.
Average fare (R$)	629.9	643.6	-2.1%	587.1	593.0	-1.0%
Passengers (thousands)	8,167	7,248	12.7%	30,871	29,278	5.4%
Block hours	147,126	136,888	7.5%	567,774	550,843	3.1%
Aircraft utilization (hours per day)²	11.8	10.5	12.6%	11.5	10.0	15.0%
Departures	80,704	78,123	3.3%	322,082	316,896	1.6%
Average stage length (km)	1,242	1,184	4.9%	1,183	1,159	2.1%
End of period operating passenger aircraft	181	183	-1.1%	181	183	-1.1%
Fuel consumption (thousands of liters)	352,164	324,588	8.5%	1,324,982	1,291,297	2.6%
Fuel consumption per ASK	28.6	29.2	-2.3%	28.6	29.3	-2.5%
ASK per FTE (thousand)	802.4	728.3	10.2%	3,012.5	2,886.0	4.4%
Full-time-equivalent employees	15,367	15,248	0.8%	15,367	15,248	0.8%
End of period FTE per aircraft	85	83	1.9%	85	83	1.9%
Yield (R$ cents)	49.54	52.51	-5.6%	47.97	49.05	-2.2%
RASK (R$ cents)	44.98	45.30	-0.7%	42.18	42.48	-0.7%
PRASK (R$ cents)	41.72	42.01	-0.7%	39.15	39.46	-0.8%
CASK (R$ cents)	34.93	37.35	-6.5%	34.60	35.89	-3.6%
CASK ex-fuel (R$ cents)	23.88	23.72	0.7%	22.54	22.51	0.2%
Fuel cost per liter (R$)	3.87	4.66	-17.0%	4.21	4.56	-7.6%
Break-even load factor (%)	65.4%	66.0%	-0.6 p.p.	66.9%	68.0%	-1.0 p.p.
Average exchange rate (R$ per US$)	5.84	4.96	17.8%	5.39	5.00	7.8%
End of period exchange rate	6.19	4.90	26.4%	6.19	4.90	26.4%
Inflation (IPCA/LTM)	4.83%	4.46%	+0.4 p.p.	4.83%	4.46%	+0.4 p.p.
WTI (average per barrel, US$)	75.66	76.21	-0.7%	76.99	77.66	-0.9%
Heating oil (US$ per gallon)	2.23	2.85	-21.8%	2.44	2.81	-13.2%

¹Operating results were adjusted for non-recurring items.

²Excludes Cessna aircraft and freighters.

Operating Revenue

In 4Q24, Azul’s total operating revenues increased R$515.1 million, reaching an all-time record of R$5.5 billion, 10.2% higher than 4Q23 mainly due to a healthy demand environment, robust ancillary revenues and the outstanding performance of our businesses units. Total revenue for the year reached an all-time record of R$19.5 billion.

Cargo revenue and other totaled R$401.2 million, 9.9% higher than 4Q23, mainly due to a better performance and the partial recovery of our international operation. In 4Q24, international cargo revenues increased a remarkable 54% year over year.

With a strong increase of 11.0% in ASK, our RASK and PRASK remained strong at R$44.98 cents and R$41.72 cents, respectively, due to the sustainable competitive advantages of our unique business model. In 4Q24, business units accounted for 23% of RASK and 24% of EBITDA at more than R$450 million.

4

Fourth Quarter Results 2024

R$ cents¹	4Q24	4Q23	% Δ	2024	2023	% Δ
Operating revenue per ASK
Passenger revenue	41.72	42.01	-0.7%	39.15	39.46	-0.8%
Cargo revenue and other	3.25	3.29	-1.0%	3.03	3.03	0.2%
Operating revenue (RASK)	44.98	45.30	-0.7%	42.18	42.48	-0.7%
Operating expenses per ASK
Aircraft fuel	(11.05)	(13.63)	-18.9%	(12.06)	(13.39)	-9.9%
Salaries and benefits	(6.04)	(6.12)	-1.4%	(5.88)	(5.45)	8.0%
Depreciation and amortization	(5.77)	(5.26)	9.8%	(5.54)	(5.26)	5.3%
Airport fees	(2.48)	(2.46)	0.8%	(2.32)	(2.40)	-3.3%
Traffic and customer servicing	(1.91)	(1.91)	-0.1%	(1.88)	(1.84)	2.7%
Sales and marketing	(2.07)	(1.98)	4.6%	(1.92)	(1.77)	8.5%
Maintenance and repairs	(1.85)	(1.55)	19.6%	(1.70)	(1.56)	9.3%
Other operating expenses	(3.74)	(4.43)	-15.5%	(3.29)	(4.23)	-22.3%
Total operating expenses (CASK)	(34.93)	(37.35)	-6.5%	(34.60)	(35.89)	-3.6%
Operating income per ASK (RASK-CASK)	10.05	7.95	26.3%	7.58	6.59	15.0%

¹Operating results were adjusted for non-recurring items.

Operating Expenses

In 4Q24, operating expenses totaled R$4.3 billion, 3.8% higher than 4Q23 mainly explained by the 11.0% increase in total capacity and the 17.8% depreciation of the Brazilian real against the US dollar, offset by 17.0% reduction in fuel price, higher productivity and cost-reduction initiatives.

The breakdown of our main operating expenses compared to 4Q23 is as follows:

▪  Aircraft fuel decreased 9.9% to R$1,362.7 million mostly due to a 17.0% reduction in fuel price per liter (excluding hedges) and a reduction of 2.3% in fuel burn per ASK as a result of the higher utilization of our next-generation fleet, partially offset by the 11.0% increase in total capacity.

▪  Salaries and benefits increased 9.5% or R$64.6 million compared to 4Q23, mainly driven by our capacity increase of 11.0% and a 4.8% union increase in salaries as a result of collective bargaining agreements with unions applicable to all airline employees in Brazil, partially offset by the insourcing of certain activities as cost-reduction initiatives.

▪  Depreciation and amortization increased 21.9% or R$128.1 million, driven by the increase in the size of our fleet compared to 4Q23, as a result of the fleet transformation process.

▪  Airport fees increased 11.9% or R$32.5 million, mostly driven by a 13.3% increase in our domestic capacity and a 3.1% increase in international capacity, which have higher fares, partially offset by a reduction in fines related to the individual settlement agreement with the National Treasury Attorney’s Office and the Special Secretariat of the Federal Revenue of Brazil.

▪  Traffic and customer servicing increased 10.9% or R$23.2 million, primarily due to the 12.7% growth in passengers and the 4.8% inflation in the period, partially offset by the optimization of our onboard services.

▪  Sales and marketing increased 16.1% or R$35.4 million, mostly driven by higher advertising campaigns and regional events, in addition to the 10.3% growth in our passenger revenue, leading to an increase in credit card fees and commissions.

▪  Maintenance and repairs increased R$56.5 million compared to 4Q23, mainly due to 17.8% depreciation of the Brazilian real against the US dollar, partially offset by savings from insourcing of maintenance events and renegotiations with suppliers.

▪  Other reduced R$30.5 million, mainly due to cost-reduction initiatives and lower number of judicial claims in the period, partially offset by the 17.8% depreciation of the Brazilian real against US dollar.

5

Fourth Quarter Results 2024

Non-Operating Results

Net financial results (R$ million)¹	4Q24	4Q23	% Δ	2024	2023	% ∆
Net financial expenses	(1,126.0)	(1,131.0)	-0.4%	(4,502.1)	(5,143.4)	-12.5%
Derivative financial instruments, net	1.5	(134.1)	n.a.	(119.3)	19.9	n.a.
Foreign currency exchange, net	(4,065.1)	824.8	n.a.	(7,160.1)	1,562.8	n.a.
Net financial results	(5,189.5)	(440.3)	1,078.5%	(11,781.5)	(3,560.7)	230.9%

¹Excludes the conversion right related to the convertible debentures.

Net financial expenses were R$1,126.0 million in the quarter, with R$607.8 million in leases recognized as interest expense and R$405.0 million in interest on loans and financing in 4Q24.

Derivative financial instruments resulted in a net gain of R$1.5 million in 4Q24 mostly due to fuel hedge gains recorded during the period. As of December 31, 2024, Azul had hedged approximately 8% of its expected fuel consumption for the next twelve months by using forward contracts and options.

Foreign currency exchange, net registered a net loss of R$4,065.1 million in 4Q24 due to the 13.7% end of period depreciation of the Brazilian real against the US dollar, resulting in an increase in lease liabilities and loans denominated in foreign currency.

Liquidity and Financing

Azul ended the fourth quarter with total liquidity of R$7.5 billion including short and long-term investments, accounts receivable, security deposits and maintenance. Immediate liquidity as of December 31, 2024 was R$3.1 billion representing 15.7% of our LTM revenues, after we paid down over R$1.5 billion in debt amortization and leases.

Liquidity (R$ million)	4Q24	3Q24	% Δ	4Q23	% Δ
Cash, cash equivalents and short-term investments	1,281.9	1,139.1	12.5%	1,897.3	-32.4%
Accounts receivable	1,775.4	1,356.7	30.9%	1,124.0	58.0%
Immediate liquidity	3,057.3	2,495.9	22.5%	3,021.3	1.2%
Cash as % of LTM revenue	15.7%	13.1%	+2.5 p.p.	16.2%	-0.5 p.p.
Long-term investments and receivables	1,040.5	966.8	7.6%	796.5	30.6%
Security deposits and maintenance reserves	3,392.7	2,816.6	20.5%	2,293.5	47.9%
Total Liquidity	7,490.4	6,279.3	19.3%	6,111.4	22.6%

Azul’s debt amortization schedule as of December 31, 2024 is presented below. The chart converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of R$6.19 and does not consider the new debt and equitization from our recently-announced transaction.

6

Fourth Quarter Results 2024

Loans and financial debt amortization as of December 31, 2024¹
(R$ million converted at R$6.19 per dollar)

¹Excludes convertible debentures, equity instruments and OEMs’ notes.

Compared to 3Q24, gross debt increased R$5,720.5 million to R$33,677.1 million, mostly due to the 13.7% end of period depreciation of the Brazilian real against the US dollar which increased our dollar-denominated lease liabilities and loans in R$3.7 billion, in addition to the increased in our lease liabilities related to new aircraft entering our fleet of R$1.2 billion, and roughly R$900 million bridge loan raised in October 2024 as part of our restructuring plan.

As of December 31, 2024, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 3.8 years, with an average interest rate of 11.3%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 4% and 10.9%, respectively.

Loans and financing (R$ million)¹	4Q24	3Q24	% Δ	4Q23	% Δ
Lease liabilities	16,627.8	13,620.6	22.1%	11,805.1	40.9%
Lease notes	1,357.0	1,162.2	16.8%	1,030.8	31.6%
Finance lease liabilities	710.9	647.2	9.8%	650.7	9.3%
Other aircraft loans and financing	994.1	707.9	40.4%	399.4	148.9%
Loans and financing	13,987.3	11,818.8	18.3%	9,299.5	50.4%
% of non-aircraft debt in local currency	10%	13%	-2.9 p.p.	10%	+0.1 p.p.
% of total debt in local currency	4%	6%	-1.5 p.p.	4%	-0.1 p.p.
Gross debt	33,677.1	27,956.6	20.5%	23,185.6	45.3%

¹Considers the effect of hedges on debt. Excludes convertible debentures, equity instruments and OEM notes. Consistently, shares outstanding should be adjusted to 527.6 million.

Azul’s leverage ratio measured as net debt to LTM EBITDA was 4.9x, mainly due to the devaluation of the Brazilian real against the US dollar this year, which impacted our dollar-denominated debt. Considering the current foreign exchange rate of R$5.70 and adjusting the debt for aircraft that entered the fleet in 2024, leverage would have been 4.15x. Considering the pro-forma net debt from our recently announced restructuring and foreign exchange rate at R$5.70, Azul’s leverage ratio would have been 3.7x.

Key financial ratios (R$ million)	4Q24	3Q24	% Δ	4Q23	% Δ
Cash¹	4,097.7	3,462.7	18.3%	3,817.9	7.3%
Gross debt²	33,677.1	27,956.6	20.5%	23,185.6	45.3%
Net debt	29,579.4	24,493.9	20.8%	19,367.7	52.7%
Net debt / EBITDA (LTM)	4.9x	4.4x	0.5x	3.7x	1.2x

¹Includes cash, cash equivalents, receivables, short and long-term investments.

²Excludes convertible debentures, equity instruments and OEM notes.

7

Fourth Quarter Results 2024

Fleet and Capex Expenditures

As of December 31, 2024, Azul had a passenger operating fleet of 181 aircraft and a passenger contractual fleet of 185 aircraft, with an average aircraft age of 7.2 years excluding Cessna aircraft.

Azul ended 4Q24 with approximately 83% of its capacity coming from next-generation aircraft, considerably higher than any competitor in the region.

Passenger Contractual Fleet	4Q24	3Q24	% Δ	4Q23	% Δ
Airbus widebody	13	12	8.3%	11	18.2%
Airbus narrowbody	57	57	-	55	3.6%
Embraer E2	30	24	25.0%	20	50.0%
Embraer E1	29	33	-12.1%	42	-31.0%
ATR	32	36	-11.1%	37	-13.5%
Cessna	24	24	-	24	-
Total passenger contractual fleet	185	186	-0.5%	189	-2.1%
Aircraft under operating leases	171	163	4.9%	164	4.3%

Passenger Operating Fleet	4Q24	3Q24	% Δ	4Q23	% Δ
Airbus widebody	12	12	-	11	9.1%
Airbus narrowbody	56	57	-1.8%	55	1.8%
Embraer E2	28	24	16.7%	20	40.0%
Embraer E1	29	33	-12.1%	37	-21.6%
ATR	32	36	-11.1%	36	-11.1%
Cessna	24	24	-	24	-
Total passenger operating fleet	181	186	-2.7%	183	-1.1%

Capex

Capital expenditures totaled R$494.6 million in 4Q24 and R$1.5 billion in the twelve-month period ending in December 31, 2024, mostly due to the capitalization of engine overhauls, the acquisition of spare parts and aircraft pre-delivery payments in the quarter.

Capex (R$ million)	4Q24	4Q23	% Δ	2024	2023	% Δ
Aircraft and maintenance and checks	347.2	337.3	2.9%	895.8	612.4	46.3%
Intangible assets	114.8	39.6	190.0%	234.9	169.0	39.0%
Pre-delivery payments	8.0	84.1	-90.5%	284.8	113.2	151.7%
Other	24.6	38.1	-35.6%	78.2	77.8	0.6%
Capex	494.6	499.1	-0.9%	1,493.8	972.3	53.6%
Sale and leaseback	-6.7	-91.7	-92.7%	-29.3	-91.7	-68.0%
Net capex from sales and leaseback	487.9	407.4	19.8%	1,464.4	880.6	66.3%

8

Fourth Quarter Results 2024

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	4Q24	3Q24	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,073	1,064	0.8%
Total fuel consumed (GJ x 1000)	13,229	12,738	3.9%
Fleet
Average age of operating fleet¹ (years)	7.2	7.2	0.6%
Social
Labor Relations
Employee gender: male (%)	59.3%	59.5%	-0.2 p.p.
Employee gender: female (%)	40.8%	40.5%	0.3 p.p.
Employee monthly turnover (%)	0.9%	0.7%	0.2 p.p.
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	6,987	6,875	1.6%
Governance
Management
Independent directors (%)	92%	92%	-
Percent of Board members that are women (%)	25%	25%	-
Board of Directors' average age (years)	59	59	0.4%
Director meeting attendance (%)	100%	100%	-
Board size (#)	12	12	-
Participation of women in leadership positions (%)	38%	38%	-

¹ Excludes Cessna aircraft.

Non-Recurring Items Reconciliation

The operating results presented in this release include charges that we deem non-recurring and that should not be considered to compare to prior or future periods.

In 4Q24, our operating results were adjusted for non-recurring items totaling R$117.1 million, mainly due to fees related to our capital optimization plan and other accounting adjustments due to the final terms negotiated with lessors and OEMs.

The table below provides a reconciliation of our reported amounts to the adjusted amounts excluding non-recurrent items:

4Q24 Non-recurring Adjustments	As recorded	Adjustments	Adjusted
Operating revenue	5,545.5	-	5,545.5
Operating expense	4,423.9	(117.1)	4,306.9
Other expense	578.8	(117.1)	461.7
Operating income	1,121.5	117.1	1,238.6
Operating Margin	20.2%	+2.1 p.p.	22.3%
EBITDA	1,833.5	117.1	1,950.5
EBITDA Margin	33.1%	+2.1 p.p.	35.2%

9

Fourth Quarter Results 2024

Conference Call Details

Monday, February 24, 2025

10:00 a.m. (EST) | 12:00 p.m. (Brasília time)

USA: +1 253 205-0468

Brazil: +55 11 4632-2237 or +55 21 3958-7888

Code: 894 5737 0739

Webcast: ri.voeazul.com.br/en/

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

10

Fourth Quarter Results 2024

Balance Sheet – IFRS

(R$ million)	December 31, 2024	September 30, 2024	December 31, 2023
Assets	26,274.9	23,404.2	20,532.9
Current assets	5,658.0	5,011.2	5,044.1
Cash and cash equivalents	1,210.0	1,082.2	1,897.3
Short-term investments	71.9	57.0	-
Accounts receivable	1,775.4	1,356.7	1,109.4
Sublease receivables	-	-	14.6
Inventories	943.6	1,026.5	799.2
Security deposits and maintenance reserves	328.9	596.4	515.7
Taxes recoverable	204.0	221.5	219.4
Derivative financial instruments	-	-	21.9
Prepaid expenses	274.3	194.6	221.1
Other current assets	850.1	476.2	245.5
Non-current assets	20,616.9	18,393.0	15,488.8
Long-term investments	1,040.5	966.8	780.3
Sublease receivables	-	-	16.2
Security deposits and maintenance reserves	3,063.8	2,220.2	1,777.8
Derivative financial instruments	-	-	-
Prepaid expenses	-	-	-
Other non-current assets	447.8	518.0	143.8
Right of use – leased aircraft and other assets	10,175.6	9,040.8	8,075.9
Right of use – maintenance of leased aircraft	1,295.1	1,154.5	935.7
Property and equipment	3,034.6	2,973.5	2,295.8
Intangible assets	1,559.6	1,519.3	1,463.2
Liabilities and equity	26,274.9	23,404.2	20,532.9
Current liabilities	21,342.3	18,521.9	14,748.9
Loans and financing	2,207.2	1,560.7	1,100.1
Convertible instruments	124.3	69.0	25.8
Leases	4,928.2	3,812.1	3,349.1
Lease notes	144.7	107.4	121.9
Lease equity	1,241.3	874.0	216.4
Accounts payable	4,134.8	3,699.1	2,202.0
Factoring	-	50.0	290.8
Air traffic liability	6,326.1	5,813.0	5,205.9
Salaries and benefits	508.4	564.3	474.8
Insurance payable	12.5	4.2	75.9
Taxes payable	125.1	168.9	142.2
Derivative financial instruments	65.4	117.4	68.9
Provisions	670.7	662.5	736.4
Airport fees	584.7	691.8	588.4
Other	268.9	327.5	150.4
Non-current liabilities	35,367.9	30,918.3	27,111.9
Loans and financing	12,774.2	10,966.0	8,598.9
Convertible instruments	1,058.0	1,171.1	1,175.8
Leases	12,410.5	10,455.7	9,106.8
Lease notes	1,212.3	1,054.8	908.9
Lease equity	1,441.8	1,467.0	1,443.4
Accounts payable	1,162.4	1,199.2	1,320.9
Derivative financial instruments	-	-	0.8
Provision	3,508.3	2,967.8	2,404.4
Airport fees	792.7	748.0	1,171.7
Long-term investments	1,007.6	888.6	980.3
Equity	(30,435.3)	(26,036.0)	(21,327.8)
Long-term investments	2,315.6	2,315.6	2,314.8
Advance for future capital increase	-	-	0.8
Capital reserve	2,066.0	2,055.5	2,029.6
Treasury shares	(4.3)	(4.3)	(9.0)
Accumulated other comprehensive result	5.9	3.1	3.1
Accumulated losses	(34,818.5)	(30,405.9)	(25,667.1)

11

Fourth Quarter Results 2024

Cash Flow Statement – IFRS

(R$ million)	4Q24	4Q23	% Δ	2024	2023	% Δ
Cash flows from operating activities
Net profit (loss) for the period	(4,412.6)	(52.8)	8251.9%	(9,151.4)	(2,380.5)	284.4%
Total non-cash adjustments
Depreciation and amortization	711.9	583.9	21.9%	2,564.0	2,404.2	6.6%
Unrealized derivatives	(264.4)	194.2	n.a.	(317.7)	238.5	n.a.
Exchange gain and (losses) in foreign currency	4,443.9	(867.9)	n.a.	7,736.0	(1,616.4)	n.a.
Financial income and expenses, net	1,324.1	1,140.4	16.1%	5,018.4	5,313.9	-5.6%
Provisions	(284.3)	(26.9)	958.5%	(399.0)	(161.0)	147.9%
Result from modification of lease and provision	(108.3)	(104.7)	3.4%	(221.4)	(204.0)	8.5%
Other	22.0	190.4	-88.4%	(943.5)	438.7	n.a.
Changes in operating assets and liabilities
Trade and other receivables	(423.4)	614.2	n.a.	(292.0)	877.0	n.a.
Sublease receivables	-	-	n.a.	-	19.5	n.a.
Security deposits and maintenance reserves	(168.9)	(157.3)	7.4%	(455.2)	(453.1)	0.5%
Other assets	(344.6)	(158.8)	117.0%	(755.5)	(265.3)	184.8%
Derivatives	(50.5)	16.7	n.a.	(101.8)	(138.0)	-26.3%
Accounts payable	232.0	149.5	55.2%	919.0	(92.4)	n.a.
Salaries and benefits	(18.3)	(60.4)	-69.7%	128.6	13.2	877.5%
Air traffic liability	653.1	939.8	-30.5%	1,409.9	1,134.7	24.2%
Provisions	(114.2)	31.8	n.a.	(423.1)	(237.5)	78.2%
Other liabilities	57.1	10.6	437.3%	145.0	273.0	-46.9%
Interest paid	(276.2)	(543.8)	-49.2%	(2,073.1)	(1,724.8)	20.2%
Net cash generated (used) by operating activities	978.3	1,898.8	-48.5%	2,787.0	3,439.7	-19.0%

Cash flows from investing activities
Short-term investment	4.8	-	n.a.	(101.2)	-	n.a.
Cash received on sale of property and equipment	-	-	n.a.	-	-	n.a.
Sales and leaseback	6.7	91.7	-92.7%	29.3	91.7	-68.0%
Restricted cash	-	262.7	n.a.	-	6.1	n.a.
Acquisition of intangible	(114.8)	(39.6)	190.0%	(234.9)	(169.0)	39.0%
Acquisition of property and equipment	(379.8)	(459.5)	-17.3%	(1,258.8)	(803.3)	56.7%
Net cash generated (used) in investing activities	(483.1)	(144.7)	233.8%	(1,565.7)	(874.5)	79.0%

Cash flows from financing activities
Loans and financing
Proceeds	910.1	-	n.a.	3,210.0	4,733.3	-32.2%
Repayment	(633.7)	(466.0)	36.0%	(1,828.1)	(2,936.3)	-37.7%
Lease repayment	(602.5)	(680.1)	-11.4%	(2,803.2)	(2,353.3)	19.1%
Factoring	(48.7)	(104.1)	-53.3%	(496.3)	(831.5)	-40.3%
Capital increase	-	-	n.a.	0.0	1.6	-98.9%
Treasury shares	-	-	n.a.	(2.6)	(6.8)	-62.0%
Net cash generated (used) in financing activities	(374.8)	(1,250.2)	-70.0%	(1,920.1)	(1,392.9)	37.8%

Exchange gain (loss) on cash and cash equivalents	7.5	(6.0)	n.a.	11.4	56.7	-79.9%

Net decrease in cash and cash equivalents	127.9	497.9	-74.3%	(687.3)	1,229.0	n.a.

Cash and cash equivalents at the beginning of the period	1,082.2	1,399.4	-22.7%	1,897.3	668.3	183.9%

Cash and cash equivalents at the end of the period	1,210.0	1,897.3	-36.2%	1,210.0	1,897.3	-36.2%

12

Fourth Quarter Results 2024

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of scheduled flights that were executed.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes non-recurring items.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Immediate Liquidity

Cash, cash equivalents, short-term investments, and receivables.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM

Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer.

13

Fourth Quarter Results 2024

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects, and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

14

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 24, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer